Contact

www.linkedin.com/in/jeffreyresten (LinkedIn)

Top Skills

Multivariate Testing
Model Development
Project Management

Certifications

Lean Practitioner
Pendo Admin

Honors-Awards

SAP Student Recognition Award

Jeffrey R.

Senior Analyst at Hi Marley
Boston, Massachusetts, United States

Summary

Results-driven professional with a strong foundation in analytics and a commitment to continuous growth. With a passion for building trust and fostering collaboration among cross-functional teams, I excel in translating complex technical concepts into practical business applications.

Experience

Hi Marley
Senior Data Analyst
November 2024 - Present (1 year 8 months)
Boston, Massachusetts, United States

Liberty Mutual Insurance
7 years 5 months

Consultant - Aerial Imagery CVML Product Solutions
July 2023 - November 2024 (1 year 5 months)

Senior Analyst
July 2021 - July 2023 (2 years 1 month)
Boston, Massachusetts, United States

Analyst
July 2019 - July 2021 (2 years 1 month)
Boston, Massachusetts

Senior Associate
September 2018 - July 2019 (11 months)
Greater Boston Area

Personal Insurance Analyst Development Program
July 2017 - September 2018 (1 year 3 months)
Boston

State Street

Operations Processing Analyst
May 2015 - March 2017 (1 year 11 months)
Hadley, Massachusetts

Process and manage time sensitive trades to both custody and accounting.

Mitigated risk and ensured accurate accounting for clear audit trails.

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Education

Questrom School of Business, Boston University
Master of Business Administration - MBA · (January 2021 - January 2024)

Isenberg School of Management, UMass Amherst
Bachelor's degree, Operations and Information Management · (2013 - 2017)

Xaverian Brothers High School
College Prep · (2009 - 2013)